Exhibit 1

FOR RELEASE APRIL 27, 2003	CONTACT: Sonia Ross (403) 295-4532

NovAtel Reports Record Revenue for the First Quarter 2004

(Calgary, Alberta, Canada, April 27, 2004)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the first quarter ended March 31, 2004.

Revenues in the first quarter 2004 were CDN $12.5 million (US $9.5 million) compared to CDN $6.9 million (US $4.5 million) in the similar period a year ago.  The Company is reporting net income for the first quarter 2004 of CDN $2.1 million (US $1.6 million) or CDN $0.27 (US $0.20) per share compared to a net income of CDN $15,000 (US $10,000) or CDN $0.00 (US $0.00) per share in the similar period a year ago.

“Our revenue for the first quarter of 2004 of CDN $12.5 million represents a quarterly record,” said Jon Ladd, President and CEO.  “I am particularly delighted by these results as they continue to validate our true OEM strategy of providing core precision positioning components and subsystems to a wide range of markets.”

“In our Special Applications category, revenue almost doubled in comparison to the similar period a year ago, growing 99%.  The majority of this year over year increase is mainly attributable to product shipments into Leica, revenue from the L1 product line we acquired last May from CMC Electronics and higher shipments of product into China,” continued Ladd. “Our Special Applications category continues to be the growth engine for NovAtel.”

“In our Aerospace and Defence category, revenue grew by 54% over the similar period a year ago, largely due to engineering services and shipments to Raytheon Company for the next generation Wide Area Augmentation System (WAAS) program and the L1/L5 Ground Uplink System (GUS) signal generator program,” continued Ladd.  “NovAtel has been working with the US Federal Aviation Administration and Raytheon Company for the past year to develop this new generation of key WAAS ground network and GUS equipment, under the terms of the letter contracts we announced in November 2003. I am very pleased to announce that in March, we began initial shipments of subsystems for these two North American aviation ground infrastructure programs.”

“In our Geomatics category, we continue to see positive trends at Point, Inc., our joint venture with Sokkia Co., Ltd. Revenue in the first quarter of 2004 increased by 52% over the similar period a year ago as a result of higher product sales particularly into Europe and Asia,” concluded Ladd.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “A number of factors, particularly increased revenue and higher gross margins as a percentage of revenue contributed to net income of CDN $2.1 million for the first quarter of 2004.  This compares to net income of CDN $15,000 in the similar period a year ago, and is more than twice the net income of our fourth quarter 2003.  We believe the first quarter’s operating results reflect one of our key corporate objectives – achieving profitable growth,” added Gartner.  “In addition, the improved profitability and focused management of our working capital enabled us to generate positive operating cash flow for the tenth consecutive quarter.”

The Company is revising its previously issued guidance for the full year 2004 to reflect the results of the first quarter.  The Company now expects revenue will be CDN $47 to $49 million, compared to earlier guidance of between CDN $45 and $47 million; and net income will be CDN $5.6 to $6.0 million, compared to earlier guidance of between CDN $4.3 million and $4.6 million.  This guidance assumes that the US dollar relative to the Canadian dollar remains at current levels.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended
	March 31, 2004	March 30, 2003
Canadian dollar per US dollar	$1.320	$1.536

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; the recent shipments to Raytheon Company; Point, Inc.; and the Company’s outlook for the remainder of 2004.

The Company will have a conference call to day at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 888-575-8232 (North America) or 416-406-6419 (International).  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.companyboardroom.com.

A replay of the conference call will be available until May 4, 2004 by dialing 1-800-408-3053 (North America) or 416-695-5800 (International), passcode 3039588 or until July 15, 2004 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.companyboardroom.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.  Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including financial guidance, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Statements in this news release about the Company’s future plans and intentions, results, outlook, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Such forward-looking statements reflect management’s current beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other regulatory changes, actions by governmental authorities, the availability of capital markets, reliance on key personnel, uninsured and underinsured losses and other factors, many of which are beyond the control of NovAtel. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, NovAtel cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands - unaudited)

	March 31, 2004	December 31, 2003
ASSETS

Current assets:
Cash and short term investments	$13,164	$13,000
Accounts receivable	8,597	6,383
Related party receivables	1,401	1,081
Related party notes receivable	1,757	1,721
Inventories	5,240	4,782
Prepaid expenses and deposits	462	357
Total current assets	30,621	27,324

Capital assets	3,699	3,700
Intangible assets	2,114	1,991
Deferred development costs	2,541	2,557
Deferred charges	364	—
Total assets	$39,339	$35,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$7,570	$5,868
Related party payables	666	935
Notes payable	1,757	1,721
Deferred revenue	284	312
Provision for future warranty costs	460	410
Capital lease obligations – current portion	77	100
Total current liabilities	10,814	9,346

Deferred gain on sale/leaseback of capital assets	538	567
Related party payables – long-term portion	222	212
Total liabilities	11,574	10,125

Shareholders’ equity:
Capital stock	37,129	37,012
Contributed surplus	529	13
Deficit	(9,893)	(11,578)
Total shareholders’ equity	27,765	25,447
Total liabilities and shareholders’ equity	$39,339	$35,572

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in Canadian $ thousands, except per share data - unaudited)

	Three months ended
	March 31, 2004	March 30, 2003
Revenue:
Product sales	$10,891	$5,822
NRE fees	1,611	1,077
Total revenues	12,502	6,899

Cost of sales:
Cost of product sales	4,738	2,760
Cost of NRE fees	825	619
Total cost of sales	5,563	3,379

Gross profit	6,939	3,520

Operating expenses:
Research and development	2,038	1,315
Selling and marketing	1,454	1,128
General and administration	1,306	870
Total operating expenses	4,798	3,313

Operating income	2,141	207

Interest income, net	53	43
Other expense	(41)	(186)

Income from continuing operations before income taxes	2,153	64

Provision for income taxes	12	1

Net income from continuing operations	2,141	63

Loss from discontinued operations	—	(48)

Net income	$2,141	$15

Net income per share (basic)
Continuing operations	$0.27	$0.01
Discontinued operations	—	(0.01)
Net income per share	$0.27	$—

Weighted average shares outstanding (basic)	7,991	7,685

Net income per share (diluted)
Continuing operations	$0.25	$0.01
Discontinued operations	—	(0.01)
Net income per share	$0.25	$—

Weighted average shares outstanding (diluted)	8,588	7,834